

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2019

William Yap
Chief Financial Officer
8i Enterprises Acquisition Corp.
6 Eu Tong Sen Street
#08-13 The Central
Singapore 059817

Richard Byworth
Chief Executive Officer
Digital Innovative Limited
35/F Two International
Finance Street, Central
Hong Kong

> **Re: Digital Innovative Ltd**
> **Registration Statement on Form F-4**
> **Filed October 10, 2019**
> **File No. 333-234147**

Dear Mr. Yap:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4 filed October 10, 2019

Comparative Per Share Information, page 27

1. Please tell us why you did not provide the historical and equivalent pro forma per share data related to Diginex Limited required by Item 3(f) of Form F-4.

Risk Factors

Diginex's business lines may require regulatory licenses and qualifications that Diginex does not currently have . . ., page 30

2. Please revise your risk factors about the material legal and regulatory risks relating to your plan to offer services related to digital assets and distributed ledger technology to address:
    • How you plan to comply with the laws and regulations in the specific jurisdictions in which you plan to operate; and
    • Management's specific knowledge of, and experience in complying with, these regulatory regimes.

Risks Related to the Capital Markets Business, page 48

3. Please tell us what consideration you have given to whether you may be required to register as a broker-dealer under Section 15(b) of the Exchange Act if your services include finding U.S. investors for an offering of digital assets that are securities.

4. We note your Capital Markets business will advise, issue and distribute offerings of Digital Assets from its clients to investors. Please discuss the specific legal and regulatory risks associated with advising, issuing and distributing offerings of Digital Assets in applicable jurisdictions.

Risks Related to the Exchange Business, page 49

5. Given your disclosure here about the need for regulatory approval for your exchanges, please tell us the basis for your statements elsewhere that the Exchanges are "expected to be fully launched and licensed in multiple jurisdictions in the first quarter of 2020." Please also revise to specify the jurisdictions in which you intend to operate initially, as your reference to "multiple" seems inaccurate in light of your disclosure on page 123 stating that you are working on licenses in Jersey and Singapore.

Proposal No. 2 - The Share Exchange Proposal, page 86

6. Revise to present the assumptions that underlie the revised financial projections on page 105, considering your financial advisor indicated that these projections were dependent upon the operability of several aspects of the business, including the Exchange and Digivault.

7. Revise your disclosure on page 103 to disclose whether, if at all, the Board considered that the public company valuations reflected much larger EV and EBITDA amounts, consistent with the larger scope and development of their operations, than those forecasted for the solutions and advisory business, and therefore are not comparable for purposes of concluding that the consideration "is a reasonable price to pay."

Business of Diginex, page 108

8. We note that certain of your business lines and the technology they rely upon are in

various stages of development. For example, you disclose that Diginex is currently working to launch the Exchange Business and Digivault. Please revise to clarify the current state of development of each business line and the specific timeline and milestones that must be met in order to develop each of your business lines and related technology, including the expected costs to be incurred.

9. Please revise your disclosure to clearly state where your various business lines are currently operating and intend to operate in the near term. If you do not intend to operate in the United States, please state as much. In doing so, please also provide us with your analysis as to how your offshore operations will be conducted in a manner to ensure that U.S. laws do not apply and/or U.S. persons cannot access your operations. Alternatively, confirm that your operations will be conducted in compliance with U.S. law and disclose the status of compliance with U.S. law with respect to each business line.

10. Please tell us whether you plan to acquire and hold digital assets that are or may be securities for investment. If so, please address the risk that you may become subject to registration under the Investment Company Act and explain how that would impact your operations.

11. We note your reference to "Fiat and Stablecoin payments infrastructure" on page 116 and to "fiat and Digital Asset payments" on page 128. Please disclose whether you accept, or plan to accept, payment for your services in the form of digital assets, and if so, whether you intend to hold the digital assets for investment or convert them into fiat currency after receipt.

History, page 108

12. You state here that the Solutions Business, Capital Markets Business, Asset Management Business and Trading Business have all generated revenue, however, your Operating Results indicates that your revenue is derived primarily from your Solutions Business. If revenues from business lines other than your Solutions Business are immaterial, please revise to state as much.

The Trading Business, page 127

13. Please revise to enhance your disclosure about the bond instrument that will convert into a Digital Security to describe the Digital Security in greater detail and the conversion feature. Also, explain how this provides "a track record of returns (and optionality if asset management licenses are secured to create a separate fund structure...)."

The Capital Markets Business, page 129

14. You mention that you are working on a Digital Security offering on page 130. Clarify your role in this offering and where it is being conducted, as well as the laws implicated and the status of your compliance with such laws.

Selected Historical Combined and Consolidated Financial and Operating Data of Diginex
Limited, page 140

15.   Please tell us your consideration of disclosing the number of shares as adjusted to reflect
       changes in capital and dividends declared per share. Refer to Item 3.A.2. of Form 20-F.
       This comment also applies to the Summary Financial Information on page 26.

Operating and Financial Review of Diginex
B. Liquidity and Capital Resources, page 151

16.   Please disclose information regarding the company's material commitments for capital
       expenditures as of the end of the latest financial year and any subsequent interim period
       and an indication of the general purpose of such commitments and the anticipated sources
       of funds needed to fulfill such commitments. Refer to Item 14(g)(1) of Form F-4 and Item
       5(B)(3) of Form 20-F.

Contractual Obligations, page 154

17.   Please disclose scheduled interest payments in your table of payments due by period. To
       the extent that interest rates are variable and unknown, you may use your judgment to
       determine whether or not to include estimates of future interest payments. Regardless of
       whether you decide to include or exclude estimated interest payments in the table, you
       should include a footnote to the table that provides appropriate disclosures.

Unaudited Pro Forma Combined Financial Information, page 166

18.   Please revise your disclosure to clarify how you combined the periods of Diginex to arrive
       at the unaudited twelve months ended June 30, 2019. Refer to Rule 11-02(c)(3) of
       Regulation S-X. Your disclosure that historical unaudited financial statements of Diginex
       for the twelve months ended June 30, 2019 are included does not satisfy this requirement.

Pro Forma Combined Statement of Financial Position, page 168

19.   Please revise the face of the statement to disclose the number of ordinary shares issued
       and outstanding on a pro forma basis.

Pro Forma Adjustments to the Unaudited Combined Statement of Financial Position, page 169

20.   Please make it transparent to the readers how you are calculating the adjustments. In this
       regard with reference to notes (5), (7), (8), and (11) please revise to add additional details
       to disclose how you calculated the adjustments.

Pro Forma Combined Statement of Profit or Loss, page 170

21.   Please revise to include the historical basic and diluted per share data based on continuing
       operations and weighted average shares used in the calculation related to Diginex.

Pro Forma Adjustments to the Unaudited Combined Statement of Profit or Loss, page 171

22.   Please revise to add additional details to disclose how you calculated the adjustment in note (3).

8i Enterprises Acquisition Corp Financial Statements
Note 3. Initial Public Offering, page F-14

23.   Please revise to include the missing reference to the date of 8i Enterprises Acquisition Corp.'s IPO.

Note 7. Shareholders' Equity
Private Warrants, page F-17

24.   Please tell us your consideration of the guidance in ASC 815-40-25-7 through 9 related to the clause in your private warrants that allows the holders to exercise the private warrants for cash and how you concluded the private warrants should be classified in equity.

Diginex Limited Financial Statements
2.6 Summary of Significant Accounting Policies
Associates, page F-33

25.   Please tell us your consideration of the guidance in IAS 28 related to your policy to initially recognize amounts at fair value instead of cost.

Digital Assets, page F-38

26.   Please disclose how you account for the differences in the spot price used to record the receipt of the digital assets and the price for which the assets are exchanged or sold.

Note 10 Earnings (Loss) Per Share, page F-52

27.   Please tell us your consideration of disclosing instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the periods presented. Refer to IAS 33.70(c).

Note 20 Equity Method Investment -DHPC, page F-61

28.   Please provide us with your significance test in Rule 1-02(w) of Regulation S-X and your consideration of the guidance in Rule 3-09 of Regulation S-X related to presenting the financial statements of DHPC.

Note 21 Share Capital, page F-64

29.   We note your disclosure you repurchased your own shares for total consideration of $6,619,463. Please tell us who you purchased these shares from, disclose the names and

number of shares of the equity investment used to partially settle the purchase price, and when these equity investments used for settlement were acquired.

Note 28 Acquisitions, page F-73

30. Please disclose how you obtained control of Bletchley Park Asset Management Jersey Limited. In this regard we note you did not issue any consideration for the acquisition. Refer to IFRS 3.B64(d). Also, please disclose a description of the reasons why the transaction resulted in a gain. Refer to IFRS 3.B64(n). Finally, please tell us your consideration of the disclosures in IFRS 3.B64(q) related to both acquisitions.

General

31. We note your definition of "Digital Securities" refers to securities issued in tokenized form using distributed ledger technology. Revise to disclose how you will determine whether a particular digital asset is a security or not, especially for purposes of your Exchanges, OTC Trading Platform and the assets you intend to trade or hold.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tony Watson at 202-551-3318 or Donna Di Silvio at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman at 202-551-3797 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services